SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 22, 2013

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on March 21, 2013.

Buenos Aires, March 21st 2013

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Please find attached hereto the letter sent on the date hereto to the Director de Empresas con Participación del Estado in reply to his request of information regarding the general shareholders’ meeting of Banco Macro S.A. to be held on April 11th 2013.

Sincerely,

Luis Carlos Cerolini

Director

Banco Macro SA

Buenos Aires, March 21st 2013

To

Director Nacional de

Empresas con Participación del Estado

Hipólito Yrigoyen 250, piso 8, Of. 819

Re.: Letter DNEPE No. 041/13

We write to you in reply to your request of information regarding the General Shareholders’ Meeting of Banco Macro S.A. called for next April 11th and in that respect please be advised as follows:

1.	Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2012. Proposal and information regarding this item.

The documentation provided for in section 234, subsection 1 of Law 19550 to be submitted to and evaluated by the next General Shareholders’ Meeting was unanimously approved by the members of the Board at the meetings of the Board held last February 14th, in which the Board members approved the financial statements for the year 2012, and on March 7th 2013, in which the Board members approved the annual report for the above mentioned fiscal year.

In addition, please be advised that the financial statements and annual report mentioned in the preceding paragraph were made available to the public in due time and manner according to law, through its publication on February 15th and March 8th of the present year, respectively, on the Financial Information Highway, pursuant to the Rules of the Argentine Securities Exchange Commission.

2.	Evaluate both the management of the Board of Directors and of the Supervisory Committee. Proposal and information regarding this item.

The proposal shall be submitted by the shareholders after the commencement of the General Shareholders’ Meeting called for next April 11th.

3.	Application of the retained earnings for the fiscal year 2012. Total Retained Earnings: AR$ 1,556,555,031.47 which the board proposes may be applied as follows: a) AR$ 298,724,146.29 to Legal Reserve Fund; b) AR $ 71,916,000.00 to Statutory Reserve Fund – Special Statutory Reserve Fund for Subordinated Debt Instruments under the global program of Negotiable Obligations approved by the general shareholders’ meeting held on September 1st 2006; c) AR$ 15,234,165.18 to tax on corporate personal assets and participating interests; d) AR$ 1,170,680,720.00 to the optional reserve fund for future distributions, pursuant to Communication “A” 5273 issued by the Central Bank of the Republic of Argentina. Proposal and information regarding this item.

Retained earnings for the year 2012 arise from the financial statements prepared for such fiscal year, which, as expressed in item 1 above, were unanimously approved by the directors at the Board’s meeting held last February 14th and published in the Financial Information Highway in due time and manner according to law.

The Board’s proposal as to the application of retained earnings for the fiscal year ended December 31st 2012 was submitted in compliance with the rules of the Central Bank of the Republic of Argentina applicable to this matter.

4.	Evaluate the remunerations of the members of the Board of Directors for the fiscal year ended December 31st 2012 within the limits as to profits, pursuant to section 261 of Law 19550 and the Rules of the Comisión Nacional de Valores (Argentine Securities Exchange Commission). Proposal and information regarding this item.

The proposed remuneration for the directors for the above mentioned fiscal year was made available to the public in due time and manner according to law through the publication of the proposed remuneration last March 15th in the Financial Information Highway, pursuant to the Rules of the Argentine Securities Exchange Commission.

The proportion between the “calculated profit”1 and the remuneration to the Board of Directors for the year ended December 31st 2012 is equal to 4.97%, i.e., is within the limit set with respect to earnings under section 261 of Law 19550 and the Rules of the Argentine Securities Exchange Commission. Additionally, please be advised that the above stated percentage is below the one reported for the year ended December 31st 2011.

5.	Evaluate the remunerations of the members of the Supervisory Committee for the fiscal year ended December 31st 2012. Proposal and information regarding this item.

The financial statements for the year ended December 31st 2012 contemplate a provision of $874,128 for the payment of remunerations to the members of the Supervisory Committee for the services rendered during the above mentioned fiscal year, which is below the amount of $ 1,035,575 approved by the General Shareholders’ Meeting held in the year 2012 for remunerations.

6.	Evaluate the remuneration of the independent auditor for the fiscal year ended December 31st 2012. Proposal and information regarding this item.

1 Translator’s Note: Meaning net profits earned in a year after taxes plus (or less) adjustments from previous years calculated after accumulated losses, less reserve requirements, plus the remuneration paid to board members in the year.

The remuneration of the independent auditor for the fiscal year ended December 31st 2012 totals $4,962,300, while for the year ended 31 December 2011 such amount was equal to $4,581,509.

7.	Determine the number of members who shall form the Supervisory Committee and designate the new regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year. Proposal and information regarding this item.

The proposal shall be submitted by the shareholders after commencement of the General Shareholders’ Meeting to be held next April 11th.

8.	Appoint the independent auditor for the fiscal year to end December 31st 2013. Proposal and information regarding this item.

Pursuant to the sworn statements published last March 19th in the Financial Information Highway, The Independent Auditor to be designated as regular member of the Supervisory Committee shall be Claudio Néstor Nogueiras and Ernesto Mario San Gil shall be designated as alternate member of such committee. The two of them members of the accounting firm Pistrelli, Henry Martin y Asociados SRL.

9.	Define the auditing committee’s budget. Delegation to the Board of Directors. Proposal and information regarding this item.

The proposal shall be submitted by the holders after commencement of the General Shareholders’ Meeting to be held next April 11th.

Please be advised that since the year 2006 the audit committee’s budget has been determined without changes in the amount of $600,000 by the Board of Directors, as per the delegation of the Shareholders’ Meeting.

10.	Defer the delegation to the Board of the necessary powers to (i) determine and establish all terms and conditions of the Global Program of Negotiable Obligations approved by Resolution No. 15480 dated September 28th, 2006 and Resolution No. 16616 dated July 28th 2011 issued by the Argentine Securities Exchange Commission, of each of the series to be issued at the appropriate time and of the negotiable obligations to be issued under such Program and (ii) perform any act in connection with such Program or the negotiable obligations to be issued thereunder. Authorize the Board to sub-delegate to one or more of its members, or to the person they consider appropriate, the exercise of the powers described in the preceding paragraph. Proposal and information regarding this item.

The General and Special Shareholders’ Meeting held on April 26th 2011 resolved the delegation to the Board of Directors of the powers described under item 11 of the Agenda for the General Shareholders’ Meeting called for next April 11th.

The deferral of the delegation to the Board that is being proposed to the next General Shareholders’ Meeting is made in compliance with the provisions of section 9 of Law 23576 which establish that the powers delegated may be exercised within two years from the date of the relevant meeting.

11.	Detail of the Bank’s current ownership structure, grouped by class of shares and the respective owners thereof.

Please find attached hereto a copy of the letter provided for in section 62 of the Rules and Regulations of the Buenos Aires Stock Exchange for the financial statements prepared for the year ended December 31st 2012, which evidences a detailed description of the ownership structure of Banco Macro S.A.

Buenos Aires, February 14th 2013

To

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Re.: Sect. 62 Listing Rules and Regulations

Dear Sirs,

In compliance with Sect. 62 of the rules and regulations in force, we hereby inform the following data referred to the annual balance sheet for the year ended 31 December 2012:

Figures expressed in thousand Argentine Pesos (AR $)

1) Income for the year – Earnings
Ordinary – Earnings	1,493,618
Special	0
Total	1,493,618

2) Shareholders’ Equity
Capital Stock	594,485
Premium on share issue	398,750
Shareholders’ Equity adjustments	4,511
Legal Reserve	1,201,445
Optional Reserve	2,443,352
Retained Income – Earnings	1,556,552
Total Shareholders’ Equity	6,199,095

Profit distribution proposal:

The Board of Directors has decided to postpone till the meeting where the Annual Report Fiscal Year ended December 31st 2012 is considered, the proposal for the Earning distribution that will be presented at the General Shareholders’ Meeting.

In the chart below we provide information on the number of Class A and Class B shares owned by the controlling group:

Shareholders	Class A Shares	Class B Shares	Capital Stock	Percentage
Controlling Group	10,539,895	227,736,459	238,276,354	40,08
Other	695,775	355,513,039	356,208,814	59,92
Total	11,235,670	583,249,498	594,485,168	100,00

The controlling group neither owns debt securities convertible into shares nor any options to purchase shares of the company.

The company’s controlling Group is formed by Messrs. Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo and Juan Pablo Brito Devoto. Mr. Brito is domiciled at Sarmiento 735, Capital Federal and Messrs. Carballo and Brito Devoto at Sarmiento 447, Capital Federal.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 22, 2013

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director